ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-204903

June 29, 2016

Pricing Term Sheet

Dated June 29, 2016

National General Holdings Corp.

7,000,000 Depositary Shares

Each Representing 1/40th Interest in a Share of

7.50% Non-Cumulative Preferred Stock, Series C (the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated June 29, 2016 to the prospectus dated June 12, 2015, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	National General Holdings Corp.

Security:	Depositary Shares (the “Depositary Shares”), Each Representing 1/40th Interest in a Share of 7.50% Non-Cumulative Preferred Stock, Series C (the “Series C Preferred Stock”)

Size:	$175,000,000 (7,000,000 Depositary Shares)

Over-allotment Option:	$25,000,000 (1,000,000 Depositary Shares)

Term:	Perpetual, unless redeemed at the option of the Issuer, as described below

Liquidation Preference:	$1,000 per share of Series C Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 7.50% from the date of issuance or the immediately preceding Dividend Payment Date

Dividend Payment Dates:	15th day of January, April, July and October of each year, commencing on October 15, 2016, when, as and if declared by the board of directors of the Issuer or a duly authorized committee thereof

Redemption:

On and after July 15, 2021, the Series C Preferred Stock
represented by the Depositary Shares may be redeemed at the
Issuer’s option, for cash, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary
Share), plus declared and unpaid dividends on the shares of
Series C Preferred Stock called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. The Depositary Shares will be
redeemed if and to the extent that the related shares of Series C
Preferred Stock are redeemed by the Issuer. Holders of
Depositary Shares will not have the right to require the
redemption or repurchase of the Series C Preferred Stock.

Trade Date:	June 29, 2016

Settlement Date:	July 7, 2016 (T+5)

Public Offering Price:	$25 per Depositary Share

Underwriting discounts and commissions	$0.7875 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$169,487,500 (excluding any exercise of the Over-allotment Option)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.

Co-Manager:	RBC Capital Markets, LLC JMP Securities LLC

Listing:	The Issuer has applied to list the Depositary Shares representing the Series C Preferred Stock on the NASDAQ Global Market under the symbol “NGHCN.”

CUSIP/ISIN:	636220 857 / US6362208570

This material is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275 or Keefe, Bruyette & Woods, A Stifel Company by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559.

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